FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 3, 2006

Tricom, S.A.

(Translation of registrant’s name into English)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-

Financial Restructuring Update

The Company has reached a non-binding agreement in principle with certain of its creditors on a consensual financial restructuring of the Company’s balance sheet. These creditors include an ad hoc committee comprised of holders of the Company’s 11-3/8 percent Senior Notes and other significant creditors, as well as certain affiliates of GFN Corporation, the Company’s majority shareholder, who are significant creditors of the Company.

In general, the agreement in principle contemplates an exchange of substantially all of the borrowed money obligations of the Company and its subsidiaries for a combination of new debt of the reorganized Company and new equity in a to-be-formed holding company, with the net effect of reducing the amount of indebtedness at the reorganized Company and its subsidiaries. It is contemplated that the restructuring will be effectuated through a reorganization proceeding in the United States. The agreement in principle contemplates that the existing creditors of the Company and its subsidiaries who hold borrowed money obligations will own substantially all of the new equity in the to-be-formed holding company. The agreement in principle is not intended to affect the ordinary course trade obligations of the Company or its subsidiaries. All of the Company’s existing equity interests, including the American Depository Shares, are expected to be effectively eliminated.

Since the parties are in the process of converting the agreement in principle into a definitive agreement satisfactory to all parties, the value and treatment of the Company’s existing obligations, as well as its existing equity interests, is uncertain at this time. There can be no assurance whether, or if so when, the Company will reach a definitive agreement with its creditors or that a successful restructuring will be effectuated. The Company’s future results and its ability to continue operations will depend on successful consummation of a financial restructuring of the Company’s balance sheet.

Criminal Litigation Against Tricom Dismissed

On December 9, 2005 the Supreme Court of the Dominican Republic denied petitions brought by the Company and two of its subsidiaries to reconsider a lower court decision to uphold the action of an investigative judge naming them as co-defendants in criminal actions brought by certain creditors of Bancredito, S.A. and other financial institutions formerly controlled by GFN Corporation, Ltd., the Company’s principal shareholder. As previously disclosed, the allegations against the Company, its subsidiaries and the other co-defendants included fraud, embezzlement, violations of monetary laws and money laundering.

Following the Supreme Court’s decision, the Company, its subsidiaries and the other co-defendants entered into settlements with the private parties that originally brought the criminal actions.

On March 2, 2006 the Criminal Court to which the matter was remanded following the Supreme Court’s decision decided that the criminal actions, which had previously been consolidated into one action, be deconsolidated into six different matters, corresponding to the six criminal complaints originally filed. The Company and its subsidiaries were parties to only one of such matters.

On March 7, 2006 the Criminal Court dismissed the public actions in four out of the six criminal complaints, including the only one to which the Company and its subsidiaries were parties. No objection to, or appeal against, this decision was filed; accordingly, all civil and criminal liability to which the Company and its subsidiaries might have been subject as a result of these allegations has been extinguished. In its rulings, the Criminal Court also dismissed criminal complaints pending against Mr. Hector Castro Noboa, the Company’s Chief Executive Officer, and Ms. Rosangela Pellerano, one of the Company’s directors. Two criminal complaints remain outstanding against, among others, GFN Corporation, Ltd., the Company’s principal shareholder, and Mr. Manuel Arturo Pellerano, one of the Company’s directors, but only as to the alleged violations of monetary laws. Hearings on such matters have been set for May 30, 2006.

Audited Financial Statements

As disclosed in a report filed on Form 6-K dated December 9, 2005, a Special Committee of the Company’s Board of Directors recommended, among other matters, that the Company consider amending the disclosures made in its 2002 Form 20-F regarding the placement in December 2002 of its Class A common stock to a group of investors for an aggregate purchase price of approximately US$70 million, as well as filings for the fiscal years 2003 and 2004. The

Company continues to work with its auditor, Sotomayor & Associates, LLP, to determine whether an amendment to its previously filed 2002 Form 20-F should be filed and to bring its filings for the fiscal years 2003 and 2004 into compliance.

[Signature on following page.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006	TRICOM, S.A.

	By:	/s/ HECTOR CASTRO NOBOA
Hector Castro Noboa
Chief Executive Officer